OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

January 9, 2019

Via Electronic Transmission

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer Corporate Bond Fund (SEC File No.811-22314)

Dear Mr. Cowan:

Thank you for your comments, provided verbally on December 20, 2018, to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Corporate Bond Fund (the “Registrant” or the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2018 (accession number 0000728889-18-002035). For your convenience, we have included your comments in italics, followed by our responses. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein. Unless stated otherwise, the comments and responses apply to all of the Funds.

General

1.	Please update the Fund’s name in Edgar.

      The Fund’s name will be updated accordingly.

Prospectus

Fees and Expenses

2.	Please include in EDGAR Correspondence a response letter and completed fee table and expense examples at least 5 days prior to effectiveness.

The Annual Fund Operating Expenses table and expense example table, to be included in Post-Effective Amendment No. 20 (expected to be filed on or about January 11, 2019 and to be effective January 14, 2019), are as follows:

Shareholder Fees

(fees paid directly from your investment)

	Class A	Class C	Class R	Class Y	Class I
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	4.75%	None	None	None	None

Maximum Deferred Sales Charge (Load) (as % of the lower of original offering price or redemption proceeds)	None	1%	None	None	None

Annual Fund Operating Expenses1

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class R	Class Y	Class I
Management Fees	0.40%	0.40%	0.40%	0.40%	0.40%

Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.50%	None	None

Other Expenses	0.26%	0.25%	0.25%	0.25%	0.11%

Acquired Fund Fees and Expenses	0.02%	0.02%	0.02%	0.02%	0.02%

Total Annual Fund Operating Expenses	0.93%	1.67%	1.17%	0.67%	0.53%

Fee Waiver and/or Expense Reimbursement2	(0.16)%	(0.02)%	(0.02)%	(0.20)%	(0.10)%

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.77%	1.65%	1.15%	0.47%	0.43%

1.	Expenses have been restated to reflect current fees.

2.After discussions with the Fund’s Board, the Manager has contractually agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” (excluding any applicable dividend expense, taxes, interest and fees from borrowing, any subsidiary expenses, Acquired Fund Fees and Expenses, brokerage commissions, unusual and infrequent expenses and certain other Fund expenses) to annual rates of 0.75% for Class A shares, 0.45% for Class Y shares, and 0.41% for Class I shares as calculated on the daily net assets of the Fund. The Manager has also contractually agreed to waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund’s investments in funds managed by the Manager or its affiliates. These fee waivers and/or expense reimbursements may not be amended or withdrawn for one year from the date of the Fund’s prospectus, unless approved by the Board.

Example Table

	If shares are redeemed				If shares are not redeemed
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class A	$ 550	$ 743	$ 952	$ 1,555	$ 550	$ 743	$ 952	$ 1,555

Class C	$ 269	$ 529	$ 913	$ 1,991	$ 169	$ 529	$ 913	$ 1,991

Class R	$ 118	$ 372	$ 645	$ 1,427	$ 118	$ 372	$ 645	$ 1,427

Class Y	$ 48	$ 195	$ 355	$ 818	$ 48	$ 195	$ 355	$ 818

Class I	$ 44	$ 160	$ 287	$ 657	$ 44	$ 160	$ 287	$ 657

3.	In the example table, please include a separate line to show if shares are not redeemed.

The Fund will include separate columns to show the effect when shares are not redeemed.

Principal Investment Strategies

4.	Please explain whether mortgage-related securities include non-investment grade, private (i.e., non-agency) MBS (residential or commercial), including lower-rated tranches. We may have additional comments based upon your response.

The reference to “mortgage-related securities” is intended to include non-investment grade, private (i.e., non-agency) MBS (residential or commercial), including lower-rated tranches. The Fund believes it adequately discloses the risks related to these securities in the sections “Principal Risks” and “The Fund’s Principal Investment Strategies and Risks.”

5.	Please explain to the staff whether asset-backed securities include CDOs, CLOs and/or CMOs, including lower-rated tranches. We may have additional comments based upon your response.

The Fund considers CMOs and CLOs, including lower-rated tranches, to be mortgage related securities and asset-backed securities, respectively. The Fund does not currently intend to invest in CDOs.

6.	Please specify the “other debt obligations” that the Fund may invest in.

The Fund has identified the specific types of debt obligations that it will invest in principally. As a result, the Fund has deleted the reference to “other debt obligations.”

7.	Please specify the other types of “insurance linked securities” that the Fund may invest in.

The Fund currently only intends to invest in catastrophe bonds. The reference to “other insurance-linked securities” has been deleted.

8.	Please explain to the staff how the use of "intermediate" in the Fund's name is not misleading if the Fund can hold securities of any maturity. We note that the term "Intermediate" usually is understood to be with 3-10 years.

The Fund notes that the staff’s response to question #11 contained in Frequently Asked Questions about Rule 35d-1 (Investment Company Names) indicates that “compliance with the Division’s maturity guidelines is not intended to act as a safe harbor in determining whether a fund’s name is misleading” and that “there may be instances where the dollar-weighted average maturity of portfolio securities may not accurately reflect the sensitivity of the fund’s share price to changes in interest rates.” Because of this guidance and the fact that duration attempts to measure the expected volatility of a security’s price to interest rate changes, the Fund discloses its duration target in the section “Principal Investment Strategies” rather than a maturity target. Specifically, the Fund seeks to maintain a weighted average effective portfolio duration of three to eight years, measured on a dollar-weighted basis using the effective duration of the securities included in the portfolio and the amount invested in each of those securities.

9.	Please specify all the types of derivatives the Fund can use.

The Fund is permitted to use futures, swaps (including interest rate swaps, total return swaps and credit default swaps), options, forward contracts and structured notes as disclosed, but may use other derivatives that are consistent with its investment strategy or for hedging purposes or to enhance returns.

       Principal Risks

10.	Please add disclosure that the liquidity of mortgage backed securities may change over time.

The Fund has included the following disclosure in the sections “Principal Risks – Risks of Mortgage-Related Securities” and “The Fund’s Principal Investment Strategies and Risks – Mortgage-Related Securities”:

The liquidity of mortgage-backed securities may change over time.

            The Fund’s Past Performance

11.	Because this filing goes effective after December 31, all performance information needs to be updated with December 31, 2018 performance information.

The Fund will include updated performance as of December 31, 2018 in Post-Effective Amendment No. 20 (expected to be filed on or about January 11, 2019 and to be effective January 14, 2019).

12.	Will the changes in strategy result in an increase in portfolio turnover? Please supplementally explain and revise disclosure if applicable.

The portfolio managers expect higher turnover initially as the Fund restructures its investments in accordance with its new strategy, but anticipate lower turnover overall once the portfolio has been rebalanced. The following additional disclosure regarding the transition process and its expected effect on portfolio turnover has been added to “More About the Fund – About the Fund’s Investments – Other Investment Strategies and Risks – Portfolio Turnover.”

The Fund is in the process of transitioning from a fund focused on corporate bonds to an intermediate income fund, and it is anticipated that the Fund’s portfolio turnover will increase during this period. However, the Fund expects portfolio turnover to decrease overall after the transition is complete.

       How the Fund is Managed

13.	Please revise the statement that a discussion regarding the basis for the Board’s approval of the Fund’s investment advisory agreements will be available in the Fund’s semi-annual report to shareholders to reference the period ending January 31, 2019.

The disclosure has been updated accordingly.

More About Your Account

14.	In the Sales Charge Waivers section, please delete the statement that “The availability of this sales charge waiver depends on the policies, procedures and trading platforms of an intermediary.” Any variation of the availability of waivers must be specifically described.

The sentence referenced by the Commission staff in its comment is intended to inform shareholders that they must check with their financial intermediaries to determine if they are eligible for the waiver. The waiver is not specific to any type of shareholder or intermediary; rather, it is available to any shareholder using any intermediary that undertook a change in the account type that produced the result described in the previous sentence of the disclosure. The Fund believes the availability of the waiver is sufficiently and clearly described, and is useful to shareholders. In addition, we note that this disclosure is consistent with industry practice. See, e.g., BlackRock High Equity Income Fund. As such, the Fund respectfully declines to make the requested change.

Statement of Additional Information

15.	Please update all information required to be disclosed as of the calendar year end to December 31, 2018.

The Fund will update the calendar year end information accordingly.

16.	With respect to the section Asset Coverage for Certain Investments and Trading Practices, please revise the disclosure to state that in all instances, asset coverage will be done in accordance with Commission and staff guidance. This language suggests, for example, that derivatives may be covered through offsets or that amounts to be segregated or designated may be reduced by amounts on deposit, which is not consistent with Commission or staff guidance.

We appreciate the Commission staff’s comment. As a general matter, the Fund believes its asset segregation practices (and the description of them) to be consistent with staff guidance. However, in light of the staff’s request, as well as consideration of the Commission’s regulatory initiatives, we have been considering the changes suggested by the staff. Any changes deemed appropriate would be incorporated into the Fund’s next update of its registration statement at the next opportunity. To the extent there is specific Commission guidance regarding asset coverage through offsets and reducing asset coverage by amounts on deposit, we would appreciate it if the staff could direct us to such guidance, to help facilitate our review of our asset coverage practices and disclosure.

The Manager and the Sub-Adviser

17.	Please disclose the compensation earned by each individual adviser, including any sub-adviser, regardless of who pays the compensation. Please disclose the fees for the prior three fiscal years or length of service if shorter; the method of calculation; the percentage of fees and basis (total assets); breakpoint discounts offset in credits; waivers/expense reimbursements; and file the sub-advisory agreement as an exhibit.

The Fund respectfully disagrees with the Commission staff’s position that a sub-adviser’s compensation must be disclosed regardless of whether the sub-adviser is paid by the fund or the investment adviser. We note that the Commission’s Final Rule adopting Form N-1A: Registration Form Used by Open-End Management Investment Companies (Investment Company Act Release No. 23064) (March 13, 1998) (the “Final Rule”) states the following:

In the Form N-1A Proposing Release, the Commission requested comment whether information about the amount of fees paid to a sub-adviser or sub-advisers of a fund helps investors evaluate and compare the fund to other funds. The Commission also asked whether this type of disclosure obscures the aggregate investment advisory fee paid by a particular fund. Most commenters supported disclosure of the aggregate fee only, maintaining that information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds. The Commission is persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund. (Emphasis added.)

The Commission’s Final Rule, by its literal terms, requires prospectus disclosure about the aggregate advisory fees paid by a fund and SAI disclosure about the amount of sub-advisory fees paid by the fund, not by the fund and the investment adviser. There is no indication that the Final Rule contemplated that sub-advisory fees paid by the investment adviser to a sub-adviser should be separately set forth in the prospectus or in the SAI.

Moreover, the literal terms of Item 19(a)(3) require, in relevant part, disclosure of “[t]he method of calculating the advisory fee payable by the Fund including: (i) The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years[.]” (Emphasis added.)

We believe that the language of the Final Rule, as well as the plain and literal terms of Item 19(a)(3), indicate only that amounts paid by the Fund to the investment adviser should be included in the SAI. Moreover, we believe that it would be confusing and unhelpful to shareholders to provide additional amounts that the investment adviser pays to its sub-adviser, since such amounts are already included in the amounts that will be shown in the “total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any).”

For these reasons, we respectfully disagree with the staff’s position and believe the disclosure is consistent with the requirements and purpose of Form N-1A. The Fund’s sub-advisory agreement was previously filed as an exhibit to the Registration Statement in 2013 and has been incorporated by reference since that time. An updated sub-advisory agreement reflecting the Fund’s new name will be filed as an exhibit to the Registration Statement.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Adrienne Ruffle

OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-5231
aruffle@ofiglobal.com

Sincerely,

/s/ Adrienne Ruffle

Adrienne Ruffle

Vice President & Senior Associate General Counsel

cc:        Taylor V. Edwards, Esq.

Ropes & Gray LLP